82-603

EAGLECREST EXPLORATIONS LTD.

Consolidated Financial Statements

For the Three Months ended December 31, 2005

(Un-audited – Prepared by Management)

EAGLECREST EXPLORATIONS LTD.

Suite 300 - 1055 West Hastings Street. Vancouver, B.C. V6E 2E9
Tel. (604) 684-7160 Fax. (604) 684-7162

(TSXV: Symbol EEL)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Eaglecrest Explorations Ltd. (the "Company") discloses that the accompanying un-audited interim consolidated financial statements for the three months ended, December 31, 2005, were prepared by management.

The Company's independent auditor has not performed a review of these un-audited interim consolidated financial statements.

EAGLECREST EXPLORATIONS LTD.
Consolidated Balance Sheets
As at December 31, 2005 and September 30, 2005

	December, 31 (Un-audited)	September 30 (Audited)
Assets	$	$
Current		
Cash	1,717,058	762,771
Accounts receivable	39,256	136,202
Prepaids & deposits	48,947	50,294
	1,805,261	949,267
Property, plant and equipment (note 3)	666,164	699,014
Resource properties (Schedule) (note 4)	26,856,494	25,902,523
	29,327,919	27,550,804
Liabilities		
Current		
Accounts payable and accrued liabilities	435,875	528,074
Shareholders' Equity		
Share capital (note 6)	42,882,757	42,772,462
Share subscriptions (note 6)	3,098,962	1,156,000
Contributed surplus (note 6)	1,428,731	1,428,731
Deficit	(18,518,406)	(18,334,463)
	28,892,044	27,022,730
	29,327,919	27,550,804

Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:

"Paul Zdebiak"
Paul Zdebiak

"Carl Erickson"
Carl Erickson

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Operations and Deficit
For the Three Months Ended December 31, 2005 and 2004
(Un-audited – Prepared by Management)

	2005 $	2004 $
Expenses		
Accounting and audit	3 ,000	3,000
Administration	15,000	15,000
Amortization	743	803
Bank charges and interest (net)	(903)	785
Consulting	21,118	-
Filing fees	-	6,801
Foreign exchange loss (gain)	(9,084)	15,206
Insurance	9,445	11,136
Investor relations	51,728	47,854
Legal	15,405	11,581
Management fees	45,662	36,621
Office and printing	10,781	14,700
Shareholder information	3,731	1,637
Stock-based compensation (note 6 (e))	-	272,025
Transfer agent	1,354	239
Travel and promotion	15,963	18,969
	183,943	456,357
Net loss for the period	(183,943)	(456,357)
Deficit, beginning of period	(18,334,463)	(16,900,624)
Deficit, end of period	(18,518,406)	(17,356,981)
Loss per common share (note 2)	$ (0.00)	$ (0.00)
Weighted-average number of common shares outstanding	178,874,702	119,352,696

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Cash Flows
For the Three Months Ended December 31, 2005 and 2004
(Un-audited – Prepared by Management)

	2005	2004
	$	$
Cash provided by (used in):		
Operating activities		
Net loss for the period	(183,943)	(456,357)
Items not affecting cash:		
Amortization	743	802
Stock based compensation	-	272,025
	(183,200)	(183,530)
Net change in non-cash working capital items:		
Accounts receivable and prepaids	98,293	(7,388)
Accounts payable and accrued liabilities	(92,199)	(201,358)
	(177,106)	(392,276)
Financing activities		
Cash received for capital stock issued	110,295	-
Cash received for share subscriptions	1,942,962	308,764
	2,053,257	308,764
Investing activities		
Property, plant and equipment expenditures	(22,790)	(50,168)
Resource property expenditures	(899,074)	(860,936)
	(921,864)	(911,104)
Increase (decrease) in cash	954,287	(994,616)
Cash and cash equivalents - beginning of period	762,771	1,172,800
Cash and cash equivalents - end of period	1,717,058	178,184

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Mineral Property Costs

	September 30, 2004 (Audited)	Additions during the year	September 30, 2005 (Audited)	Additions during the period	December 31, 2005 (Un-audited)
Bolivia					
San Simon Zone					
Acquisition costs	2,395,843	124,920	2,520,763	-	2,520,763
Administration	193,576	-	193,576	-	193,576
Assays	398,745	-	398,745	-	398,745
Camp costs	1,768,017	-	1,768,017	-	1,768,017
Consulting fees	2,185,445	-	2,185,445	-	2,185,445
Drilling	1,501,060	-	1,501,060	-	1,501,060
Mapping	120,058	-	120,058	-	120,058
Equipment rental	1,150,002	-	1,150,002	-	1,150,002
Field costs	625,183	-	625,183	-	625,183
Geophysical surveys	171,867	-	171,867	-	171,867
Professional fees	217,391	-	217,391	-	217,391
Sampling and analysis	132,529	-	132,529	-	132,529
Wages	589,341	-	589,341	-	589,341
Travel	482,661	-	482,661	-	482,661
Underground development	2,420,241	-	2,420,241	-	2,420,241
Vehicle maintenance	393,251	-	393,251	-	393,251
	14,745,210	124,920	14,870,130	-	14,870,130
Dona Amelia Zone					
Acquisition costs	78,210	12,266	90,476	-	90,476
Admin and office	249,796	265,310	515,106	49,479	564,585
Amortization	109,895	200,008	309,903	54,898	364,801
Assays	280,709	156,983	437,692	28,586	466,278
Camp costs	293,326	123,669	416,995	61,353	478,348
Consulting fees	719,923	657,753	1,377,676	149,289	1,526,965
Drilling	2,757,300	898,068	3,655,368	161,537	3,816,905
Environmental	-	59,990	59,990	10,135	70,125
Mapping	12,806	-	12,806	-	12,806
Equipment rental	312,957	223,391	536,348	72,243	608,591
Field costs	621,630	675,012	1,296,642	91,791	1,388,433
Geophysical surveys	12,894	-	12,894	-	12,894
Travel/transportation	172,161	169,156	341,317	40,455	381,772
Underground development	-	744,104	744,104	112,272	856,376
Wages	491,749	336,370	828,119	121,933	950,052
	6,113,356	4,522,080	10,635,436	953,971	11,589,407

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Mineral Property Costs

	September 30, 2004 (Audited)	Additions during the year	September 30, 2005 (Audited)	Additions during the period	December 31, 2005 (Un-audidted)
Marco Maria Zone					
Acquisition costs	239,058	-	239,058	-	239,058
Professional fees	10,701	-	10,701	-	10,701
	249,759	-	249,759	-	249,759
Dona Angela (Campo Nuevo) Zone					
Acquisition costs	131,785	12,266	144,051	-	144,051
Professional fees	3,147	-	3,147	-	3,147
	134,932	12,266	147,198	-	147,198
Total	21,243,257	4,659,266	25,902,523	953,971	26,856,494

See notes to the consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated in British Columbia and is currently involved in the acquisition, exploration and development of resource properties located in Itenez Province, Bolivia. At the date of these consolidated financial statements, the Company does not have a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

During the current period the Company experienced an operating loss of $183,943 (2004 - $456,357) and at December 31, 2005 has a cumulative operating deficit of $18,518,406. The Company will require significant additional funding to maintain its working capital surplus and meet its planned resource expenditures in fiscal 2006. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. Management is actively pursuing such additional sources of financing, however, in the event that additional funding cannot be obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

The consolidated financial statements have been prepared assuming the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary located in Bolivia.

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Resource Properties *(continued)*

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon the commencement of commercial production, or written off if the properties are abandoned or the claims are allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Administrative costs are expensed as incurred.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 30% for office equipment, automotive and field equipment. The Company has also constructed a rock crusher plant and recovery mill that are recorded at cost and amortized on a straight-line basis over five years.

Property, plant and equipment acquired in a fiscal year are amortized at one-half of the annual rate.

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Share Issue Costs

Costs incurred for the issue of common shares are deducted from share capital or the balance of share subscriptions prior to the issuance of the shares.

Stock-Based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option-based compensation. These Recommendations were first applied on a prospective basis to all awards granted on or after October 1, 2003, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts have not been presented as the effect of outstanding options and warrants are anti-dilutive.

Future Income Taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2005, the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

3. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2005			Sept. 30/05
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office equipment	86,799	50,113	36,686	35,774
Crusher plant	128,531	126,388	2,143	8,569
Automotive	56,108	45,646	10,462	11,310
Field equipment	40,964	35,078	5,886	6,364
Recovery mill	892,353	281,366	610,987	636,997
	1,204,755	538,591	666,164	699,014

4. RESOURCE PROPERTIES

The Company's mineral properties are located in Bolivia, South America and its interest in these mineral properties is maintained pursuant to agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing Bolivian standards with respect to the current stage of exploration on these properties.

San Simon and Dona Amelia Zones

Pursuant to a formal joint venture agreement (the San Simon Agreement) executed in fiscal 1999, and subsequently amended, the Company holds the right to acquire 100% of all production from eleven mineral concessions in consideration for the payment of U.S.$600,000 in stages as follows:

- U.S.$30,000 (paid) on execution of the formal agreement;
- U.S.$30,000 (paid) on the later of nine months after execution of the formal agreement and confirmation by the Bolivian regulatory authorities of the optionors' clear title to the concessions;
- U.S.$100,000 (paid) one year after execution of the formal agreement;
- U.S.$190,000 two years after execution of the formal agreement (subsequently amended December 15, 2002); and
- U.S.$250,000 three years after execution of the formal agreement (subsequently amended December 15, 2002).

On December 15, 2002, the Company completed an amended agreement to reschedule the final U.S.$440,000 in outstanding payments due pursuant to the San Simon Agreement. The Company agreed to pay U.S. $15,000 prior to December 15, 2002 (paid), U.S. $15,000 prior to January 15, 2003 (paid), U.S.$14,000 prior to March 20, 2003 (paid), U.S.$146,000 prior to June 15, 2003 (paid) and U.S.$250,000 prior to September 20, 2004 (U.S.$150,000 paid). An amending agreement was signed to extend the remaining U.S.$100,000 payment to March 31, 2005 (paid – April, 2005).

These eleven mineral concessions are subject to a 3% net smelter returns royalty, of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$750,000.

Agreement with San Simon Resources LLC ("SSR")

On April 15, 2003 SSR and the Company entered into an agreement by which the Company acquired from SSR an 80% interest in production from seven non-core concessions and the right to acquire one additional concession (known as the California concession) by incurring U.S.$500,000 in mineral exploration expenditures over two years (incurred) and reimbursing SSR certain costs aggregating U.S.$10,000 (paid).

The Company also entered into a separate agreement on June 9, 2003 with the underlying owner of the California concession whereby it paid U.S. $48,000 and issued 200,000 common shares to obtain a 100% interest in this concession, which is subject to a 3% net smelter returns royalty of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$1,000,000.

4. RESOURCE PROPERTIES *(continued)*

Marco Maria Zone

Pursuant to an agreement (the Marco Maria Agreement) signed during fiscal 1999, the Company acquired the right to 100% of all production from seven (subsequently increased to eight) mineral concessions located contiguous to the existing San Simon mineral concessions. The Company was originally required to pay U.S.$100,000 prior to October 15, 2001 and issue 150,000 common shares (issued) to the optionor.

The optionor and the Company have subsequently agreed to reschedule the aggregate U.S. $100,000 due pursuant to the Marco Maria Agreement. The Company agreed to issue 500,000 common shares (issued) and pay U.S.$25,000 upon signing of the amending agreement (paid), U.S.$12,500 prior to June 2, 2004 (paid) and U.S.$12,500 prior to June 2, 2005 (paid).

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$500,000, and a second 1% for U.S.$1,000,000.

Dona Angela (Campo Nuevo) Zone

Pursuant to an agreement signed March 2, 2001, the Company has acquired the right to 100% of all production from 13 concessions covering 19,215 hectares located to the north, east and west of the Company's existing holdings at the San Simon property. The Company had originally agreed to pay U.S.$95,000 (U.S.$20,000 paid) to the optionor prior to July 31, 2003.

Pursuant to an amending agreement signed in August, 2003, the Company has agreed to pay the optionor the remaining U.S.$75,000 (U.S.$37,500 paid) and incur annual exploration expenditures until production of U.S.$100,000. The optionor agreed to accept 375,000 common shares (issued by the Company) at a price of U.S.$0.10 for the remaining U.S.$37,500. Following the completion of cash option payments and issuance of shares, the agreement calls for annual payments until production of US$20,000, commencing in fiscal 2005 to the optionor. Payment pertaining to fiscal 2006 has not yet been paid.

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$1,000,000, and second 1% for U.S.$2,000,000.

5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid period ending balances referred to below are payable on demand and have arisen from the provision of services described.

5. RELATED PARTY TRANSACTIONS (*continued*)

During the period ended December 31, 2005, the Company:

- incurred administration fees of $15,000 (2004 - $15,000) with an officer.
- incurred investor relations costs of $29,367 (2004 - $31,135) with a private company related by a director-in-common pursuant to a three year consulting agreement that calls for a monthly fee of U.S.$8,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred management fees of $45,662 (2004 - $36,621) with a private company related by a director-in-common pursuant to a three year management agreement that calls for a monthly management fee of U.S.$10,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred legal fees of $15,405 (2004 - $11,581) with a law firm in which an officer of the Company is a partner.

As at December 31, 2005, accounts payable and accrued liabilities is inclusive of $26,253 (2004 – 23,466) due to a private company related by an officer.

As at December 31, 2005, accounts receivable and prepaids is inclusive of $1,390 (2004 - $4,788) in travel advances to a director.

6. SHARE CAPITAL

a) Authorized share capital consists of 500,000,000 common shares without par value.

	December 31, 2005		September 30, 2005	
	# of Shares	Amount $	# of Shares	Amount $
Issued – Beginning of Period	197,699,161	42,772,462	146,624,761	36,903,461
Private placements	-	-	38,453,000	4,350,881
Shares issued for finder's fees	-	-	122,400	-
Exercise of options	-	-	215,000	32,250
Exercise of warrants	950,000	110,295	12,284,000	1,485,870
	950,000	110,295	51,074,400	5,869,001
Issued – End of Period	198,649,161	42,882,757	197,699,161	42,772,462

6. SHARE CAPITAL *(continued)*

b) Directors' and employees' stock options outstanding

i) The continuity of stock options outstanding is as follows:

	December 31, 2005	Weighted-Average Exercise Price	September 30, 2005	Weighted-Average Exercise Price
		$		$
Balance outstanding, beginning of period	14,485,000	0.15	9,050,000	0.15
Activity during the period:				
Options granted	-	-	5,650,000	0.15
Options cancelled/expired	-	-	-	-
Options exercised	-	-	(215,000)	0.15
Balance outstanding, end of period	14,485,000	0.15	14,485,000	0.15

ii) Details of stock options outstanding at December 31, 2005:

Number of shares	Option price	Expiry date
1,650,000	$0.16	April 22, 2007
1,535,000	$0.15	November 19, 2007
2,000,000	$0.15	February 4, 2008
1,000,000	$0.15	June 10, 2008
500,000	$0.15	October 10, 2008
3,450,000	$0.15	April 6, 2009
3,250,000	$0.15	December 24, 2009
75,000	$0.15	February 21, 2010
125,000	$0.15	April 14, 2010
750,000	$0.16	April 22, 2010
150,000	$0.15	March 16, 2011
14,485,000		

As at December 31, 2005, the weighted average remaining contractual life is 2.86 years (2004 - 4.02 years).

6. SHARE CAPITAL *(continued)*

c) Share purchase warrants outstanding

i) The continuity of share purchase warrants outstanding is as follows:

	December 31, 2005	Weighted-Average Exercise Price	September 30, 2005	Weighted - Average Exercise Price
		$		$
Balance outstanding, beginning of period	94,851,535	0.13	85,525,035	0.16
Adjustment to opening balance	-	-	-	-
Activity during the period:				
Warrants issued	-	-	38,453,000	0.12
Warrants exercised	(950,000)	0.12	(12,284,000)	0.12
Warrants expired	(3,450,000)	0.13	(16,842,500)	0.23
Balance outstanding, end of period	90,451,535	0.13	94,851,535	0.13

ii) Details of share purchase warrants outstanding at December 31, 2005:

Number of shares	Exercise price	Expiry date
3,060,000	$0.12	March 5, 2006
10,038,115	$0.12	March 23, 2006
3,110,420	$0.15	April 1, 2006
5,000,000	$0.15	April 1, 2006
3,790,000	$0.12	May 25, 2006
27,000,000	$0.12	August 23, 2006
2,200,000	$0.12	January 12, 2007
3,896,000	$0.12	January 12, 2007
4,290,000	$0.12	January 19, 2007
28,067,000	$0.12	May 5, 2007
90,451,535		

6. SHARE CAPITAL

d) Share subscriptions

- During the year ended September 30, 2001, the Company proposed to issue a private placement of 2.0 million units at $0.50 per unit to raise $1.0 million less a 7.5% finder's fee. Each unit is to consist of a common share and a two-year warrant to purchase an additional share for $0.50 in the first year and $0.60 in the second year. The Company has received subscriptions for 1,983,171 units (proceeds of $925,000, net of related issue costs). This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

- During the year ended September 30, 2001, the Company entered into an agreement with a purchaser for a private placement of 770,000 units at $0.30 per unit to raise $231,000. Each unit is comprised of one common share and one warrant to purchase one common share at a price of $0.30 per share in the first year and $0.40 per share in the second year. This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

- During the period ended December 31, 2005, the Company proposed to issue a private placement of 14,860,875 units at US$0.16 to raise US$2,377,740 less finder's fees; each unit consists of a common share and a warrant to purchase an additional common share at US$0.16 for a period of two years. The Company has received subscriptions for 10,794,000 units for a gross proceed of US$1,727,040 (CAD$1,942,962).

e) Stock-based compensation

At September 30, 2005, $430,380 in stock-based compensation was recorded as a result of stock options granted during the period. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rates 3.07% -3.29%; expected dividend yield - Nil; expected stock price volatility 70% - 109%; and expected option life of 1.5 – 5.0 years.

The company recorded stock-based compensation in fiscal 2004 of $998,351. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate – 3.2% to 4%; expected dividend yield - Nil; expected stock price volatility - 107% to 122%; and expected option life in years – 2.5 to 5 years.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

7. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2005	2004
Loss for the year	$ (1,433,839)	$ (2,044,968)
Expected income tax (recovery)	(510,733)	(728,418)
Net adjustment for amortization of non-deductible amounts	88,817	318,945
Unrecognized benefit of non-capital losses	421,916	409,473
Total income taxes	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets:		
Mineral properties	$ 380,310	$ 380,310
Non-capital loss carryforwards	1,762,736	1,686,821
Capital losses	297,563	297,563
Equipment	20,960	13,661
	2,461,569	2,378,355
Valuation allowance	(2,461,569)	(2,378,355)
Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $4.9 million (2004 - $4.7 million) which may be carried forward and applied against taxable income in future years. These losses, if not utilized, will expire through to 2015. The Company also has capital losses of approximately $830,000, which may be carried forward and applied against capital gains in future years. Subject to certain restrictions, the Company also has mineral property expenditures of approximately $1 million available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

8. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005:

- The Company issued 650,000 shares at US$0.10 per share pursuant to the exercise of warrants.
- The Company issued 14,860,875 shares pursuant to a private placement at US$0.16 per unit, with each unit consisting of a common share and a share purchase warrant. Each warrant is to be exercisable to acquire an additional common share at US$0.16 for a period of two years. US$228,774 in cash has been paid and 43,750 shares have been issued as finders' fees.

EAGLECREST EXPLORATIONS LTD.
Management Discussion and Analysis (Form 51-102F1)
For the 3 Months Ended December 31, 2005

The following discussions and analysis, prepared as of February 16, 2005, should be read together with the un-audited consolidated financial statements for the three months ended December 31, 2005 and related notes attached thereto, which were prepared by management in accordance with Canadian Generally Accepted Principles. The reader should also refer to the annual audited financial statements for the years ended September 30, 2005 and 2004 and the Management Discussion and Analysis for those years. All amounts are stated in Canadian dollars unless otherwise indicated.

General

Eaglecrest is involved in the acquisition, exploration and development of resource properties. The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Matuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization, Doña Amelia, San Simon, Marco Maria and Doña Angela (Campo Nuevo) within the 296.75 km^2 San Simon property, which the Company has worked on since 1995.

In 2005, Eaglecrest completed the final option payment for the San Simon Property. In doing so, the Company has the right to explore for, produce and sell any minerals that exist within the borders of these 34 mining concessions, as well as to mortgage the concessions. The Joint Venture Agreements are registered with the Bolivian government's SETMIN organization in the name of the Company's wholly owned subsidiary ("EEBol"), which gives EEBol direct control of the concessions.

During fiscal 2005, management raised approximately $5.9 (US$4.8) million in funding to finance the continuation of its drilling program leading eventually to the commencement of the underground project. The construction of the gold recovery plant to process material from the underground adits was also completed and put in operation. In addition, the Company established an independent on-site standard fire assay laboratory for the purpose of timely processing the Company's gold recovery plant samples.

Summary of First Quarter Operations

A detailed structural geology and control of the gold mineralization in the Doña Amelia zone has been completed.

Diamond drilling of the 4.2 km east-west brittle-ductile thrust fault (TMT) that host the Main Quartz Vein (MQV) in the Doña Amelia zone continued in the first Quarter with a total of 4,138 meters. Ten holes were completed in the Trinidad area and 8 holes in the central part of the Las Rosas area (400 metres of the total 1,100 metres strike length between the Trinidad and Manganso areas). In the Trinidad area drilling has intersected true MQV widths of up to 15.9 metres defining 1,400 metres of strike extent to a down dip extent of up to 560 metres. In the Las Rosas area the limited initial diamond drilling has intersected MQV width up to 3.2 metres and defined 400 metres of strike length up to 140 metres down dip. In the Manganeso area, diamond drilling has intersected MQV width up to 6.8 metres and defined the strike length at depth to 1,000 metres with a down dip extension up to 470 metres. At the end of December, 2005, the Company has completed 34,000 metres of diamond drilling in the Doña Amelia zone in 168 holes. Diamond drilling is continuing with two diamond drills in the Trinidad and Las Rosas areas.

Contractor for the underground project completed 77.4 meters of the TD-1 decline adit development in the Trinidad area. By the end of December it had reach a length of 108.0 metres of the projected 270 m down plunge of the TMT/MQV in the Trinidad area. The first of two drifts will be developed approximately 100 metres to the west from the decline adit at approximately 130 m length and the second approximately 120 metres to the east at approximately 165 metres length. Both are targeting diamond drill hole intersections for comparison of drill hole core gold grade with bulk sample gold grade. Both drifts will be developed concurrently with the continued advance of the decline adit to its diamond drill hole target.

The gold recovery pilot plant in the Manganeso area commenced regular operation in September 2005. Start up glitches have been resolved and corrected, and beginning in late October, the gold recovery plant has operated regularly with two 8 hours shifts at 5 tonne per hour. As the coarse to fine gold ratio still remains low in the ball mill discharge material the gravity circuit has to date not been activated. In the Quarter the gold recovery pilot plant crushed and milled 2,504.9 tonnes of the TD-1 decline adit development MQV material producing 816.9 kilograms of flotation concentrate under the overall supervision of the independent Qualified Person for the gold recovery plant. Since startup 3,262 tonnes have been crushed and milled producing 891.7 kg of flotation concentrate. The Company is in negotiation with international smelters for the sale of this and future concentrates.

The on-site standard Fire Assay laboratory, operating under the overall supervision of an independent Qualified Person has been producing Quality Control standards and completing Fire Assays on diamond drill core, underground development, surface geological and gold recovery plant processing samples. The sample turn around time is generally less than 48 hours.

Following the completion of additional housing and hygienic facilities, the Company's camp now has a capacity of housing 200 people. A new warehouse/storage depot remains to be completed to finish the camp upgrade.

The Environmental License for the underground bulk sampling and gold recovery program was issued August 10, 2005 and the environmental audit part covering the activities of the informal artisan miners exempt the Company from any environmental liabilities related to their activities. The bi-annual report of activities as required by this license will be prepared and submitted in the second fiscal quarter.

Management

Carl A. Erickson, President & Director:
Mr. Erickson became the President of the Company on September 30, 2002 and has over 25 years of senior management experience working all over the world in the mining, petrochemical, infrastructure development, building and construction and technology sectors.

Paul Zdebiak, VP Corporate Development & Director:
Mr. Zdebiak, Director of Eaglecrest since November 2002, has been in the equity industry since 1988 specializing in small capital companies, equity financing and portfolio management.

William Jung, Chief Financial Officer:
Mr. Jung joined the Company in October 2003 as Chief Financial Officer, and has over 25 years experience in the areas of finance and business with a major international chartered accounting firm and other TSX Venture Exchange companies.

Terrence E. King, Corporate Secretary:
Mr. King, the Company's legal counsel as well as Corporate Secretary of the Company has been involved in corporate law, finance and the securities industry for 22 years.

J. Frank Callaghan:
Mr. Callaghan was appointed a director of the Company in February, 2005. In addition to his vast experience in business and management, Mr. Callaghan is currently President and Chief Executive Officer of several resource exploration and development companies that are all listed on the TSX Venture Exchange.

Tor Bruland, M.Sc., P.Geo. (B.C.):
Mr. Bruland, Project Manager for the Company's current San Simon Project, joined Eaglecrest in March 2003, and is a graduate of the University of Bergen, Norway with a Cand. Real. (M.Sc.) from 1980. He is the Company's "Qualified Person" with more than 25 years of exploration and management experience. Mr. Bruland has work in North and South America, Asia and Europe on precious and base metal projects with both major mining companies as well as junior exploration companies.

Donald G. Allen, M.A. Sc., P.Eng. (B.C.):
Mr. Allen, a professional geological engineer joined the Company in July 2003, and is the Company's second "Qualified Person". He is a graduate of the University of British Columbia, Canada with a M.A.Sc from 1966 and has worked in the exploration industry for more than 40 years with major mining companies and junior exploration companies in North and South America and Africa.

Gary W. Hawthorn, B.Sc., P. Eng. (B.C.):
Mr. Hawthorn, an independent consultant for the Company since March 2004, is a graduate of the Queens University, Canada with a B.Sc from 1964. He has more than 40 years of mineral processing experience in the mining and exploration industry with various major mining companies. Since 1982 he has been employed as an independent mineral processing consultant working in North and South America, Asia, Europe and Africa in precious and base metals mines and projects.

San Simon Property, Bolivia:

(a) Doña Amelia zone

The Doña Amelia zone is located in the center of the San Simon property and encompasses an area of approximately 40 square kilometers. The sedimentary rock units of the Doña Amelia zone have been subject to polyphase deformation history. Initial north-south compression (during the second stage of deformation (D3) affecting the area) developed an east west antiform. Continued compression developed a shallow south dipping brittle-ductile thrust fault (TMT) along the axis of the antiform. The TMT is curviplanar structure with some sections striking northeast in the Trinidad and Las Rosas areas. Dilation features are developed in these northeastern striking sections of the TMT as seen in the western end of the Trinidad open pit developed by the informal artisan miners. Numerous sub-ordinate, sub-parallel thrust faults are developed in both the foot-wall and the hanging-wall of the TMT. Further progressive deformation resulted in the formation of conjugate set of strike-slip shear zones. The original gold discovery on the San Simon plateau in 1742 by Jesuit priest was on a northeast striking conjugate shear zone which is now called Mina Vieja or old mine. The northwest striking conjugate shear zones are dominant with a dextral sense of displacement while the northeast striking conjugate shear zones are subordinate with a sinistral sense of displacement. This is typical of conjugate shear zones in orogenic beltes and often reflects a pre-existing structural grain in the underlying crystalline basement rocks. The conjugate shear zones cut and displace the TMT, and their spacing appears to increase from west to east.

Late during the D3 deformation two stages of hydrothermal fluid influx occurred. The first deposited unmineralized quartz in the TMT (preferential in the northeastern striking dilation zones) and in the conjugate shear zones at or near the intersection to the TMT. The quartz vein along the TMT is referred to as the Main Quartz Vein (MQV) and varies at surface in thickness from less than 1 m to 8.0 m with the largest thickness developed in the dilation zones. The second fluid phase introduced arsenopyrite→ hematite→gold bearing fluids that fracturated and brecciated the earlier quartz vein. Gold mineralization is found with the MQV in the TMT, the sub-ordinate thrust faults and conjugate shear zones. Two principal structural 'traps" for the gold mineralization have been identified:

1. Northeast striking dilation zones in the TMT
2. Intersections of the TMT and the conjugate sets

Since the mid 1980ths local artisan informal miners (peaked at approximately 1,000 in mid 1990ths) have extracted gold from both the principal structural traps and the quartz vein in the TMT, sub-ordinate thrust faults and conjugate shears zones . The dilation zones plunges obliquely down dip of the TMT to the south with width of up to 200 metres and more than 300 metres down plunge extension.

The TMT/MQV has been traced by diamond drilling and surface mapping 4.2 kilometers along strike and as much as 560 metres down dip with MQV dimensions of less than 1 metre to 16 metres.

Trinidad area

The strike of the TMT/MQV in this area is insignificantly fragmented by the conjugate shear zones as they are rare and is confirmed by drilling over 1,400 metres strike length and up to 560 metres of down dip extension. The MQV is confined to the TMT, conjugate shears and sub-ordinate thrust faults in the hanging wall. These sub-ordinate thrust faults/reverse faults are narrow with insignificant volume resources in the Trinidad area. The width of the MQV from drill intersections in this area ranges from less than a metre to 15.9 metres.

Drilling has identified two dilation zones down dip from the Trinidad pit. The dilation zones appear to plunge to the southwest parallel to the movement along the TMT.

Dilation Zone A: (Shallow: 180 metres down dip or 140 metres below surface) It is located in the west and defined by holes TRD03-026, TRD003-032, TRD04-086, TRD04-096, TRD04-098 and TRD04-099 with MQV widths ranging from 1.2 metres to 10.4 metres and with selected intervals of 8.6 grams per tonne gold over 4.2 metres, 3.7 grams per tonne over 3.0 metres and 1.7 grams per tonne gold over 1.2 metres with individual assays up to 56.9 grams per tonne over 0.5 metres. This zone is open down dip to the south and southwest and is being investigated further by underground development and bulk sampling in the TD-1 decline adit and drifts.

Dilation Zone B: (Shallow to Deep: 180 to 450 metres down dip or 150 to 360 metres below surface) It is defined near surface in the east by holes TRD04-100, TRD04-110, TRD04-118, TRD04-124, TRD04-126, TRD05-139 and TRD05-152. At depth it is defined by holes TRD04-051, TRD04-066, TRD04-070, TRD04-072, TRD04-076, TRD04-078 and TRD-05-151. The zone is plunging to the southwest and is still open at depth. MQV widths range from 0.6 m in the north east through 15.9 m in the central part to 4.9 m in the south west with grades of less than 1.0 grams per tonne to 9.9 grams per tonne with individual assays up to 44.2 grams per tonne over 0.3 metres. The geometry of the zone will be defined by additional drilling during 2006.

A significant northwest striking brittle fault with numerous sub-ordinate splay faults striking northwest to east west all with a steep north to northeast dip has been identified in the Trinidad area. It is a fault system related to the final deformation phase in the area and appears to offset the TMT/MQV by as much as 70 metres. However, the dimension of the offset has to be defined by drilling.

Las Rosas area

This area is located between the Trinidad and the Manganeso areas and covers a strike length of 1,100 metres. The strike of the TMT/MQV in this area is somewhat fragmented by the conjugate shear zones which have a spacing of 20 to 120 metres from west to east. An unfragmented dilation zone of similar geometry to the surface Trinidad dilation zone is exposed in artisan miner's workings in the central part of the area. The down dip extension was evaluated during the Quarter with 8 short holes along 400 meters of the TMT/MQV strike and 140 m of down dip extension. The dimension of this dilation zone will be defined by additional drilling during 2006.

Manganeso area

TMT/MQV has been extensively fragmented by the conjugate shear zones that in the western part have a spacing of as little as 10 to 50 metres increasing to 20 to 60 metres in the eastern part. The TMT/MQV displacement by the conjugate shears, range from 5 to as much as 80 metres. The strike of the TMT/MQV in this area has been traced by drilling for 1,000 metres along strike length and as much as 470 metres down dip

extension. Most drill holes has several quartz vein intersections divided between TMT/MQV and the conjugate shears. Identifying one from the other is difficult from the existing data due to the large drill hole spacing of 100 metres and the identical nature of both the quartz and the gold-hematite±arsenopyrite mineralization in these structures. Additional drilling in this area is required at a closer drill hole spacing (25 to 50 metres) to differentiate between the TMT/MQV and the conjugate shears and establish continuity of both.

The antiform that hosts the TMT/MQV plunges to the west from the Trinidad area and even with the lower topographic level at Manganeso it has a high stratigraphic position in the sedimentary sequence. Quartzite intersections are more frequent and extensive in the eastern part of the Manganeso area where the sub-ordinate thrust fault have emplaced the older El Colorado quartzite formation over the younger Bonanza litharenite formation in the same manner as found in drill holes in the Trinidad area. However, the conjugate shear zones have fragmented these reverse thrusted segments in the same manner as the TMT/MQV that makes correlation of the quartzite unit and the MQV difficult at the present drill hole spacing.

Even considering the problems identifying the TMT/MQV and the conjugate shear zones there appear to be at least one dilation zone in the Manganeso area. This potential dilation zone will be the target for close spaced drilling in the Manganeso area when drilling resumes here in the first half of 2006.

Gold Mineralization

The gold can be coarse (up to 3 mm) and occurs either as free individual grains associated with hematite or on fractures in arsenopyrite. Metallurgical testing by the Company's independent Mineral Processing Engineer, indicate an overall gold recovery of 95% divided between approximately 50% gold concentrate and approximiately 50% gold bullion at a nominal gold grade of 5 grams per tonne.

Diamond Drilling

By the end of the Fiscal 2005 (September 30, 2005 the) Company has completed 12,548.4 metres of the Phase II drill program in the Trinidad and Manganeso areas bring which brings the total diamond drilling of the TMT/MQV to 29,867.1 meters divided between 1,318.7 meteres in 1996 and 28,548.4 metres since October 2003. Drilling continued during the Quarter with 4,138.25 metres completed prior to the shutdown in mid December for the Christmas break. Eight holes were completed and two holes were abandoned prior to reaching the MQV do to difficult ground conditions in the Trinidad area (3,054.4 metres). Eight holes were completed in the Las Rosas area (1,083.85) between the Trinidad and Manganeso areas.

Underground Exploration Development

The TD-1 is being developed down plunge of the MQV at approximately 30 degrees toward Dilation zone A with track mining equipment towards diamond drill holes targets which will be reached by the decline adit with drifts extending along strike to the east and west. The development of the TD-1 decline adit collared in the previous Quarter by AMTRAC Ltda. continued with an additional 77.4 metres completed to reach a total length prior to the Christmas break of 108.0 metres at an elevation of 507 metres above sea level or 48 meteres below the portal elevation and approximately 65 metres below surface.

Gold Recovery Plant

The underground development material is transported to the gold recovery plant in the Manganeso area where it crushed and milled on a batch basis for bulk sampling of the MQV to determine the true in-situ average grade of the gold mineralization. The decision to process in single or multiple rounds is based upon underground, coarse and crushed bulk sample gold Fire Assays that is continuous review. Since initial operation did not show significant coarse gold in the ball mill discharge samples it was decided not to activate the gravity circuit and instead recover all the gold in the flotation circuit. The coarse to fine gold ratio is under constant review, and when the ratio of coarse to fine gold increases the gravity circuit of the plant will be activated. The plant was commissioned in September 2005 and during the Quarter 1,856.0 tonnes of the TD-1 decline adit development MQV material was crushed and milled producing 816.9 kilograms of flotation concentrate. By the end of December the plant had produced 891.7 kilograms of flotation concentrate that will be market to an international smelter.

A higher gold grade section of the decline was encountered between 67.4 and 76.3 metres that processing of six bulk samples gave a calculated head grade of 5.3 grams per tonne.

Independently operated Standard Fire Assay Laboratory (ANALAB S.R.L. of Peru)

The on-site, independently operated (ANALAB S.R.L. of Peru) standard Fire Assay laboratory has processed approximately 2,200 diamond drill core, surface trench, underground development and gold recovery plant samples since operation begun in July 2005. For Quality control four standards of varying grades from the MQV (79 samples) and two international standards (62 samples) where inserted with the sample submissions and Fire Assay batches.

Both the gold recovery plant and the independently operated standard Fire Assay laboratory are under the overall supervision Mr. Hawthorn who is the independent Qualified Person in compliance with Canadian Security regulation National Instrument 43-101.

Environmental

The Company continued environmental monitoring with collection of water samples during the Quarter and a semi-annual report is being prepared and presented to government prior to February 10, 2006 as required by the Environmental License.

Agreement with San Simon Resources LLC ("SSR")

Under an April 15, 2003 agreement (the "Agreement") with SSR, by expending US$500,000 in exploration costs and other expenses, and making certain property payments, the Company acquired from SSR an 80% interest in 82.00 square kilometers of the Company's total of 296.75 square kilometers of concessions held under a total of six (6) agreements. The Agreement stipulates that the cost of exploration subsequent to the first $500,000 spent by the Company is to be split according to the relative interests of SSR and the Company, and that if either party does not contribute to an exploration budget, its interest in the subject concessions "... will be diluted according to the industry standard dilution formula based initially on SSR and Eaglecrest having been deemed to have made 20% and 80% respectively of US$2,000,000." During fiscal 2005, a letter was delivered to SSR on behalf of the Company advising SSR that SSR must pay US$1,079,126.51 (being 20% of what the Company had spent on the concessions since earning its 80% interest) if SSR wished to maintain its 20% interest in the property.

In July, 2005, SSR responded by letter, claiming in effect that SSR is not obligated to fund any portion of exploration expenses on the San Simon mineral concessions to maintain its percentage interest in those concessions.

SSR alleges that the Company was obligated to prepare a formal joint venture agreement and to inform SSR when the Company incurred sufficient exploration expenses to earn the Company's 80% interest. The Company denies that it had any such obligations under the Agreement or otherwise and points out that the sole provision in the Agreement dealing with a formal agreement states simply that:

"Certain aspects of this agreement will be replaced by a formal agreement, the terms of which will supercede (sic) this agreement. All parties agree to negotiate in good faith to complete and execute formal agreement."

That clause does not impose any greater obligation on the Company than it imposes on SSR. The Company does not consider the SSR claim to be meritorious or material. It is the Company's position that it is in compliance with all provisions of the Agreement and SSR has failed to notify the Company of any valid grounds for SSR's claim and the Company will continue with its planned exploration program.

(b) San Simon zone, Bolivia

The San Simon zone is located in the southeastern part of the San Simon property with specific focus on the Paititi area. The zone was explored during the period 1999 to 2002 by trenching, diamond drilling, surface bulk sampling and underground development and bulk sampling. The extensive surface bulk sampling of the Paititi

area averaged 1.6 g/t gold within 0.4 square kilometer open pit excavated and worked by the local informal artisan miners.

The high-grade "12/17" target located in the center of the 7 km strike length of the Paititi-Buriti structure and adjacent to the artisan miners open pit, was intersected at the east end of the 690 m decline adit in November of 2002 at a depth of 80 m below surface. The underground workings established that the "12/17" target was a 0.2 to 0.5 m thick quartz vein that had been offset by a fault and the previous diamond drilling had intersected the vein on both side of the fault in both drill holes. The decline adit exposed the quartz vein over a total strike length of 14.5 m and determined that the true average fully diluted gold grade was 1.25 g/t gold.

Gold grade are very erratic and the work to date has failed to identify any open pit mineable gold resource due to the high dilution of the quartz veins by the host quartzite.

(c) Marco Maria zone, Bolivia

The Marco Maria zone includes both the Marco Maria and Max areas that are located in the north and northeast part of the San Simon property. Evaluation of the Witswatersrand type gold paleoplacer potential of the zone was completed in 2001 and 2002. Bulk sampling of the coarse sediments and conglomerate established an average gold grade below 0.1 g/t.

(d) Doña Angela (Campo Nuevo) zone

The Doña Angela (Campo Nuevo) zone is located in the northwest part of the San Simon property approximately 20 kilometres to the northwest of the Doña Amelia zone. Gold mineralization has been identified in several quartz veins over a 4 square kilometer area and placer mining has operated intermittently over the past 20 years in the creeks that drain the Serrania San Simon in this region. Several extensive quartz reefs cover the plateau of the Serrania San Simon here, and sheeted, stacked or en echelon quartz veins outcrop in the southern slope of the Serrania San Simon. The quartz veins are hosted by the Bonanza Formation arkoses, litharenites and conglomerates as is the MQV in the Doña Amelia zone. Two major structures were identified on the plateau during mapping by the British Geological Survey in the early 1980s. The potential of this zone is unknown at the present time, but an initial evaluation is planned for 2006.

Current Review

Since taking over slightly more than three years ago, current management has raised close to US$13,000,000 in financing, settled debts, reduced current liabilities, and has improved the overall position of the balance sheet, which allowed another successful completion of an aggressive and concentrated drilling program and initiation of the underground bulk sampling project in the Trinidad area during 2005. With a working capital surplus of $1.36 million at the end of the first quarter as a result of an injection of approximately $2.9 (US$2.5) million of financing in the first four months of the new fiscal year, the Company is poised to continue in its ambitious exploration and development program for the remainder of fiscal 2006.

Since reacquiring the "High Grade Trinidad Zone" in 2003, the strike length of that zone has been expanded to a 4.2 kilometers at surface, and was renamed the Doña Amelia zone. The Doña Amelia zone, which is considered by management to be the Company's principal target of exploration, has been the main focus since the second half of fiscal 2003. The current plan for fiscal 2006 is to continue the development the Doña Amelia zone through diamond drilling to define the dimension of the MQV in the TMT, underground development and bulk sampling for processing in the gold recovery pilot plant to determine the true in-situ average gold grade of the MQV.

The Environmental License for underground development and a 500 tonne per day gold recovery plant was issued August 10, 2005. Management will continue its funding raising efforts with the intention of completing the 20,000 metres diamond drilling Phase II of the 4.2 kilometres strike length of the Doña Amelia zone, approximately 1,000 metres of underground exploration development in two decline adits and the processing of about 15,000 to 20,000 tonnes in the gold recovery plant. It is estimated that the Phase II exploration program will take eight to nine months to complete and will culminate in the completion of a Preliminary Feasibility

study and an initial resource calculation of the drilled area of the Doña Amelia zone (approximately 1% of the total approximately 300 square kilometers of the San Simon project). Diamond drilling with two drills is ongoing with completion of 34,800 metres in the Doña Amelia zone to date, the TD-1 decline adit in the Trinidad area of the Donña Amelia zone was collared in July, 2005 and has now reach a length of just over 120 metres and a 26.4 metres raise has been completed in the high grade zone in the decline adit (5.3 grams/tonne over 8.9 metres) intersecting diamond drill hole TRD96-025, the gold recovery plant is operating at a rate of 5 tonne per hour and the on-site independent standard Fire Assay laboratory has been in regular operation since August 3, 2005.

Selected Annual Information

	Year Ended September 30 2005 $	Year Ended September 30 2004 $	Year Ended September 30 2003 $
Total revenues	-	-	-
Net loss	(1,433,839)	(2,044,968)	(295,175)
Basic loss per share	(0.01)	(0.02)	(0.00)
Total assets	27,550,804	23,287,706	16,132,644
Current liabilities	528,074	745,632	373,564
Working capital (deficiency)	421,193	543,706	(165,129)
Cash dividends	Nil	Nil	Nil

The Company has been and is still in the stages of exploring and developing its mineral properties. To date, the Company has not been in a position to earn any revenues from its projects.

Accounting policy is to record the Company's mineral properties at cost. Exploration and development expenditures are deferred until the properties are brought into production, and at which time, they will be amortized on a unit of production basis. In the event, the properties are sold or abandoned, the deferred cost will be written off.

The Company has not paid any dividends on its common shares. Until such time the Company is able to earn substantial revenues, there are no plans of paying out dividends in the near future. All available funds and resources are intended for use in exploring and developing the Company's properties and to finance the operations of the Company.

1st Quarter Review

During the first quarter ended December 31, 2005, the Company posted a consolidated net loss of $183,943 as compared to a consolidated net loss of $456,357 for the same quarter ended of 2004. The difference is strictly due to the recognition of nil stock-based compensation in 2005, whereas $272,025 in stock-based compensation was recorded in 2004. Significant accounts for the 4th quarter of 2005 and 2004 are as follows:

Administration – $15,000 (2004 – $15,000). Administration fees are paid to an officer of the Company.

Consulting – $21,118 (2004 – nil). In the latter part of fiscal 2005, management commenced engaging several financial consulting firms to assist in its effort of continuing to raise the necessary required capital to carry out the Company's exploration program.

Foreign exchange gain/loss – gain of $9,084 (2004 – loss of $15,206). All financing raised are in US funds and most of the cash are kept in US deposits as the majority of the Company's exploration activities are transacted in US dollars. Because the financial statements are reported in Canadian dollars, the Company will experience gains or losses due to the fluctuations of the Canadian to the US dollar.

Investor relations – $51,728 (2004 - $47,854). Investor relations expenses are mainly paid to a Director of the Company in charge of investor relations and a firm situated in Germany. In addition to the TSX Venture Exchange, the shares of the Company are also listed on the Frankfurt Exchange.

Legal – $15,405 (2004 - $11,581). Legal fees pertain mainly to filing of private placement and option documents and general corporate affairs.

Management fees – $45,662 (2004 - $36,621) Management fees are paid to the CEO's private company for management services.

Stock-based compensation – nil (2004 - $272,025) Stock-based compensation relating to the granting of options is required to be recognized as an expense item in the statement of operations with an offsetting entry to contributed surplus in the balance sheet. Nil options were granted during the first quarter of fiscal 2006.

Travel & promotion – $15,963 (2004 – $18,969). Travels pertain to shows and conventions and trips by the President and a director throughout the US and Europe meeting with potential investors in their efforts to procure financing.

Resource Property Values

Mineral property costs increased by $953,971 during the quarter ended December 31, 2005 (2004 - $904,317). For a detailed breakdown, see the mineral property schedule in the Company's financial statements.

Summary of Selected Quarterly Information

Quarter Ended	December 31 2005	September 30 2005	June 30 2005	March 31 2005	December 31 2004	September 30 2004	June 30 2004	March 31 2004
Current assets	1,805,261	949,267	1,231,933	2,195,545	302,120	1,289,338	897,718	1,101,259
Resource assets	26,856,494	25,902,523	24,570,750	22,916,992	22,147,574	21,243,257	18,766,246	17,236,235
Current liabilities	435,875	528,074	435,601	420,420	544,274	745,632	477,434	376,673
Shareholders' Equity								
Capital stock	42,882,757	42,772,462	41,536,212	37,638,903	36,903,461	36,903,461	33,335,004	31,603,922
Share subscriptions	3,098,962	1,156,000	1,156,000	4,085,665	1,849,650	1,540,886	1,831,500	1,156,000
Contributed surplus	1,428,731	1,428,731	1,428,731	1,270,376	1,270,376	998,351	998,351	130,950
Deficit	(18,518,406)	(18,334,463)	(18,022,705)	(17,582,469)	(17,356,981)	(16,900,624)	(16,623,958)	(15,385,727)
Net loss	(183,943)	(311,758)	(440,236)	(225,488)	(456,357)	(276,666)	(1,238,231)	(268,078)
Working capital (deficit)	1,369,386	421,193	796,332	1,775,125	(242,164)	543,706	420,284	724,616
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)

Significant Item(s) Within the Quarter:

For the three months ended December 31, 2005:
- 950,000 warrants exercised at US$0.10 per share
- working capital surplus of $1,369,386
- deferred resource property costs increased by $953,971

For the three months ended September 30, 2005:
- working capital surplus of $421,193
- deferred resource property costs increased by $1,331,773

For the three months ended June 30, 2005:
- working capital surplus of $796,332
- deferred resource property costs increased by $1,653,758
- stock-based compensation of $158,355 was expensed as a result of option granted

For the three months ended March 31, 2005:
- working capital surplus of $1,775,125
- deferred resource property costs increased by $769,418

For the three months ended December 31, 2004:
- stock-based compensation of $272,025 was expensed as a result of option granted
- deferred resource property costs increased by $904,317
- purchased fixed assets in the amount of $50,168

For the three months ended September 30, 2004:
- deferred resource property costs increased by $2,477,011
- purchased fixed assets in the amount of $489,197

For the three months ended June 30, 2004:
- stock-based compensation of $867,401 was expensed as a result of options granted
- deferred resource property costs increased by $1,530,011
- purchased fixed assets in the amount of $294,081

For the three months ended March 31, 2004:
- deferred resource property costs increased by $730,756

Investor Relations

In addition to investor relation activities being managed by the directors, the Company also employs investor relation companies in both Europe and the United States. Services include introducing management to potential investors, maintaining contact with the shareholders, dissemination of Company material, attending trade shows, and maintaining the Company's web site.

Liquidity and Solvency

At this time, the Company has no operating revenues and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through loans, shares for debt settlements, private placements and the exercise of options and warrants. US$4.8 million was raised during fiscal 2005 using these methods and approximately US$2.5 million in private placements and exercising of warrants have been raised during the first four months in fiscal 2006.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon the future profitable or sufficient proceeds from the disposition of its mineral properties.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. Although recently metal prices are on the rise this trend may not be sustained and any down turn may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception, and the long term survival of the Company depends on the ability of management to continue raising capital. Due to an aggressive exploration program, without further financing, there will not be sufficient funds to meet the Company's property exploration commitments and payments, and to cover administrative and office expenses for the reminder of the fiscal 2006 year. Additional funds will be required to continue operations and Company objectives to the end of the 2006 fiscal year. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are payable on demand and have arisen from the provision of services described:

During the period ended December 31, 2005, the Company:

- incurred administration fees of $15,000 (2004 - $15,000) with an officer.
- incurred investor relations costs of $29,367 (2004 - $31,135) with a private company related by a director-in-common pursuant to a three year consulting agreement that calls for a monthly fee of U.S.$8,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred management fees of $45,662 (2004 - $36,621) with a private company related by a director-in-common pursuant to a three year management agreement that calls for a monthly management fee of U.S.$10,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred legal fees of $15,405 (2004 - $11,581) with a law firm in which an officer of the Company is a partner.

As at December 31, 2005, accounts payable and accrued liabilities is inclusive of $26,253 (2004 – 23,466) due to a private company related by an officer.

As at December 31, 2005, accounts receivable and prepaids is inclusive of $1,390 (2004 - $4,788) in travel advances to a director..

Subsequent Events

The following occurred during the period subsequent to September 30, 2005:

- The Company issued 650,000 shares at US$0.10 per share pursuant to the exercise of warrants.
- The Company issued 14,860,875 shares pursuant to a private placement at US$0.16 per unit, with each unit consisting of a common share and a share purchase warrant. Each warrant is to be exercisable to acquire an additional common share at US$0.16 for a period of two years. US$228,774 in cash has been paid and 43,750 shares have been issued as finders' fees.

Summary of operational results and work in progress subsequent to December 31, 2005:

Major Drilling International Inc. completed 849.4 meters of drilling consisting of 2deep holes, one in the Trinidad area and one holes in the central part of the Las Rosas area that intersected more than 6.5 m true width of MQV (drilling ongoing and assays pending) at an approximate downdip length of 350 metres. To date 34,000 meters of diamond drilling of the 4.2 km east-west TMT/MQV in the Doña Amelia zone has intersected true MQV widths of up to 15.9 metres and up to 560 metres down dip extent.

AMTRAC Ltda. completed 26.4 meters of raising from 75 metres length of the decline adit to intersect drill hole TRD96-025 (TD-1-057-Raise) and 12.0 metres of additional advance development of the TD-1 decline adit in the Trinidad area which now has a length of 120 metres of the projected 270 m down plunge of the TMT/MQV. The first of two drifts will be developed at approximately 130 metres for approximately 100 metres along strike of the MQV to the west while the second drift will be developed at approximately 165 metres for approximately 120 metres to the east along strike of the MQV. Both are targeting diamond drill hole intersections for comparison of drill core gold grade with bulk sample gold grade. Both drifts will be developed concurrently with the continued advance of the decline adit to the diamond drill hole intersection target

The Company's gold recovery pilot plant in the Manganeso area crushed and milled 188.7.0 tonnes of the TD-1-057-Raise (approximately 60% completed) MQV material producing additional flotation concentrate. Since startup 2,801.8 tonnes have been crushed and milled producing more than 900 kg of flotation concentrate. The Company is in negotiation with international smelters for the sale of this and future concentrates.

ANALAB S.R.L. of Lima, Peru, the independent operator of the on-site standard Fire Assay laboratory under the overall supervision of an independent Qualified Person has completed more than 2,200 standard Fire Assays on diamond drill core, underground development, surface geological and gold recovery plant processing samples as well as preparing standards at various gold grades from the MQV material in the Doña Amelia zone for Quality Control.

The bi-annual report of activities as required by the Environmental License issued August 10, 2005 will be prepared and submitted in February, 2006 as required. Baseline water, soil and sediment sampling is continuing in accordance with the recommendations by Klohn Crippen of Vancouver for the environmental monitoring of the project.

The Company is in negotiation with Snowden Mining Industry Consultants of Vancouver, Canada to prepare a Preliminary Feasibility study in 2006 that will include an updated and expanded Environmental Social and Economic Impact Assessment prepared by Klohn Crippen Berger of Vancouver, Canada tailored to production rates identified in the Preliminary Feasibility Study.

Future Outlook

The budget for completion of the underground development and bulk sampling program in the Trinidad area and the Phase II diamond drilling is estimated to be $6.7 (US$5.8) million. With a working capital surplus of $1.36 million at the end of the first quarter as a result of an injection of approximately $2.9 (US$2.5) million of financing in the first four months of the new fiscal year, the Company is poised to continue in its ambitious exploration and development program for the remainder of fiscal 2006. Demand and prices for precious metals are high and this trend is expected to continue. Therefore, management is confident that its past success in raising capital to carry out the Company's goals will also continue.